SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

 -------------------------------------------------------------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

                           ALLIANCE GAMING CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 per Share
                         (Title of Class of Securities)

                                    36465410
                                 (CUSIP Number)


                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)






                                December 19, 1997
             (Date of Event which Requires Filing of this Statement)
 -------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 36465410

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
                  Alfred H. Wilms
         -----------------------------------------------------------------------
                  No Social Security Number
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)

|_|      (a)
         -----------------------------------------------------------------------

|_|      (b)
         -----------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
         -----------------------------------------------------------------------

(4)      Sources of Funds (See Instructions) PF, BK, OO
                                             -----------------------------------
         -----------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
                       ---------------------------------------------------------
         -----------------------------------------------------------------------

(6)      Citizenship or Place of Organization  Belgium
                                               ---------------------------------
         -----------------------------------------------------------------------
         ------
         Number of         (7)    Sole Voting Power   7,034,082
         Shares                                     ----------------------------
         Beneficially             ----------------------------------------------
         Owned by          (8)    Shared Voting Power   0
         Each                                         --------------------------
         Reporting                ----------------------------------------------
         Person            (9)    Sole Dispositive Power   7,034,082
         With                                             ----------------------
         ------                   ----------------------------------------------
                           (10)   Shared Dispositive Power   0
                                                            --------------------
                                  ----------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person  7,034,082
                                                                      ----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
         -----------------------------------------------------------------------
         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
         20.8%
         -----------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)       IN
                                                     ---------------------------

Item 1.  Securities and Issuer.

                  Alfred H. Wilms (the "Reporting Person") hereby amends, supplements and restates his Schedule 13D as previously amended, originally filed January 9, 1984, relating to the shares of common stock, par value $.10 per share ("Issuer Common Stock"), of Alliance Gaming Corporation, a Nevada corporation (the "Issuer"), with principal executive offices at 6601 South Bermuda Rd., Las Vegas, Nevada 89119. This is the first amendment to the Reporting Person's Schedule 13D to be filed electronically.

Item 2.  Identity and Background.

                  This statement is being filed by the Reporting Person, a citizen of Belgium.

                  The Reporting Person has a business address at 2, BUS 6, St. Jansvliet, 2000 Antwerp, Belgium. The Reporting Person engages in investment in, and management of, real estate, leisure activity businesses and the gaming business.

                  During the last five years, the Reporting Person has not been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The Reporting Person's interest in shares of Issuer Common Stock was initially acquired through Omega Enterprises, Inc. ("Omega") which filed the original Statement on Schedule 13D on January 9, 1984. Omega acquired 4,000,000 Shares of Issuer Common Stock on November 17, 1983 for $1,200,000 in cash. This purchase was made pursuant to an Agreement dated September 22, 1983 between the Issuer and Omega. Such Agreement was filed as an exhibit to the original Statement on Schedule 13D. The Reporting Person was Chairman of the Board and Vice-President of Omega at the time of such purchase.

                  On March 5, 1984, the Reporting Person purchased 76,000 shares of Issuer Common Stock for a total consideration of $158,750. All such funds represented personal funds of the Reporting Person.

                  On April 2, 1984, the Reporting Person's holdings were reduced to 56,000 shares of Issuer Common Stock in a 1 for 5 stock split.

                  Between April 3, 1984 and November 7, 1989, the Reporting Person acquired an aggregate of 110,470 shares of Issuer Common Stock through open market purchases and disposed of an aggregate of 8,102 shares of Issuer Common Stock on the open market as follows:


  Date              No. of Shares Purchased (Sold)         Price Per Share
  ----              ------------------------------         ---------------

04/03/84                       5,000                            2.0000
04/04/84                       5,000                            2.1875
04/05/84                      10,000                            2.1875
10/10/84                         559                            1.6400
10/10/84                       1,018                            1.9800
10/10/84                         750                            3.0000
10/10/84                       1,107                            1.7500
08/14/85                       1,341                            1.3750
08/14/85                         850                            2.5000
08/14/85                         808                            2.6875
09/16/86                         622                            2.4100
09/16/86                         593                            2.5300
09/16/86                         750                            2.0000
09/16/86                       1,572                            2.6200
12/29/86                      32,500                            6.0000
03/18/87                      (3,116)                           1.0000
10/22/87                       2,000                            4.1250
10/22/87                       4,000                            4.2500
10/22/87                       5,000                            3.6875
10/22/87                       5,000                            3.8175
10/23/87                       2,300                            4.2500
10/26/87                       3,500                            4.1250
10/26/87                       5,000                            4.2500
10/27/87                      15,000                            4.0625
12/08/87                       1,200                            3.8750
06/24/88                      (2,493)                           1.0000
11/21/88                      (2,493)                           1.0000
11/07/89                       5,000                           10.0000


                  On December 31, 1984, the Reporting Person acquired 2,624,067 shares of Issuer Common Stock as a result of the merger of Omega Inc. into the Issuer. No funds were expended, because the consideration involved the corporate assets of Omega pursuant to the terms of the merger.

                  On June 1, 1988, the Reporting Person acquired 499,634 shares of Issuer Common Stock. This purchase was made pursuant to a Stock Purchase Agreement dated May 2, 1988 between the Reporting Person and the Issuer at a price of $3.4125 per share, aggregating $1,705,000, which price constituted 70% of the average closing prices of the Issuer Common Stock reported by NASDAQ on its National Market System during the 30 trading days immediately prior to the execution of such agreement. Such agreement was filed as an exhibit to Amendment No. 6 to the Reporting Person's Schedule 13D. The consideration for this purchase was the surrender and cancellation by the Reporting Person of a promissory note payable to him by the Issuer in the principal amount of $1,705,000. No cash funds were involved.

                  On June 24, 1988, the Reporting Person acquired 450,000 shares of Issuer Common Stock for an aggregate purchase price of $2,497,500 in cash from his personal funds. This purchase was made pursuant to an Agreement dated June 20, 1988 among Elizabeth M. Fulton, the Issuer, and the Reporting Person. Such agreement was filed as an exhibit to Amendment No. 7 to the Reporting Person's Schedule 13D.

                  On May 15, 1990, the Reporting Person acquired 1,202,013 shares of Issuer Common Stock at a price of $8.3194 per share, aggregating $10,000,000, which price constituted 90% of the average closing prices of Issuer Common Stock for the 20 days prior to the execution of such agreement. This purchase was made pursuant to a Stock Purchase Agreement dated April 30, 1990 between the Issuer and the Reporting Person. Such agreement was filed as an exhibit to Amendment No. 8 to the Reporting Person's Schedule 13D. The funds used by the Reporting Person to make such purchase were obtained pursuant to a bank loan from Banque Bruxelles Lambert S.A. pursuant to a Loan Agreement between such bank and the Reporting Person. Such loan agreement was filed as an exhibit to Amendment No. 9 to the Reporting Person's Schedule 13D.

                  On December 17, 1991, the Reporting Person received 100,000 shares of Issuer Common Stock from the Issuer as compensation for services rendered to the Issuer.

                  In March 1992 the Reporting Person received a warrant to purchase up to 200,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment, as a commitment fee for a loan to Video Services, Inc., a majority controlled subsidiary of the Issuer ("VSI") of up to $6,500,000. On October 31, 1993, upon the funding of the balance of such loan to VSI, the Reporting Person received an additional warrant to purchase up to an additional 1,800,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment. This loan has been repaid in full. The Amended Warrant Agreement between the Issuer and the Reporting Person was filed as an exhibit to Amendment No. 11 to the Reporting Person's Schedule 13D.

Item 4.  Purpose of Transaction.

                  The Reporting Person continues to hold the Issuer Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business. The Reporting Person may transfer up to an aggregate of 50% of his holdings of Issuer Common Stock to members of his family.

                  The Reporting Person from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, he may acquire shares of Issuer Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Issuer Common Stock currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

                  As described in Item 6 below, in the period September through early December 1997, the Reporting Person was involved in discussions with representatives of Kirkland Investment Corporation ("KIC") concerning possible amendments to or clarification of the Stockholders Agreement (described in Item
6) concerning the Reporting Person's representation on the Issuer's board of directors. No agreement with respect to any such amendment or clarification has been reached. The Reporting Person and KIC are not currently involved in such discussions and there can be no assurance that any agreement concerning the Representation Ratio will be reached. The Reporting Person has informed KIC that the Reporting Person considers KIC to be in breach of the Stockholders Agreement and that the Reporting Person may commence legal or other action with respect thereto.

                  Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date hereof, the Reporting Person beneficially owns 7,034,032 shares of Issuer Common Stock (20.8% of outstanding) which is composed of 5,034,032 outstanding shares presently owned by the Reporting Person and 2,000,000 shares which could be acquired by the Reporting Person within 60 days upon the exercise of certain warrants described below. For purposes of the percentage calculation set forth herein, such 2,000,000 shares are considered to be issued and outstanding.

                  (b) Subject to the terms of his irrevocable proxy and the Stockholders Agreement, as amended, described below and filed as exhibits to Amendment No. 11 to the Reporting Person's Schedule 13D, the Reporting Person has sole power to vote or dispose of the 5,034,032 shares and will have sole power to vote and dispose of the 2,000,000 shares which are issuable to the Reporting Person upon his exercise of the warrants.

                  (c) On September 14, 1993, the Reporting Person, the Issuer, VSI and the Reporting Person's affiliate, Continental Trust Company ("CTC"), executed and delivered the VSI Agreements (described below). As described in Amendment No. 10 to the Reporting Person's Schedule 13D, in March 1992 the Reporting Person received a warrant to purchase up to 200,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment, as a commitment fee for a loan to VSI of up to $6,500,000. On October 31, 1993 upon the funding of the balance of such loan to VSI, the Reporting Person received an additional warrant to purchase up to an additional 1,800,000 shares of Issuer Common Stock at $2.50 per share, subject to adjustment. This loan has been repaid in full.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On June 25, 1993, the Issuer announced that it had entered into a Letter Agreement, dated June 25, 1993, among the Issuer, Kirkland-Ft. Worth Investment Partners, L.P. ("KFW"), Kirkland Investment Corporation, the general partner in KFW ("KIC"), acting in its individual capacity, and, as to certain provisions, the Reporting Person (the "Kirkland Letter Agreement"). On June 25, 1993, the Issuer also announced that it had entered into a second Letter Agreement, also dated June 25, 1993, among the Issuer, Gaming Systems Advisors, L.P., an affiliate of KFW ("GSA"), and, as to a particular provision, the Reporting Person (the "GSA Advisory Agreement"). On September 21, 1993, the Issuer consummated the issuance of its Convertible Debentures and certain of the transactions contemplated by the Kirkland Letter Agreement and the GSA Advisory Agreement. The Kirkland Letter Agreement and the GSA Advisory Agreement, including the Stockholders Agreement and the other exhibits, were filed as exhibits to Amendment No. 10 to the

Reporting Person's Schedule 13D. The descriptions of the material documents contained in this Statement are qualified in their entirety by reference to the full text of such documents as filed as exhibits to Amendment No. 10 to the Reporting Person's Schedule 13D, or in the case of the Four Party Agreement and the Stockholders Agreement (each as defined below) to Amendment No. 11 to the Reporting Person's Schedule 13D.

                  Stockholders Agreement. Pursuant to a Stockholders Agreement dated as of September 21, 1993, as amended on October 20, 1994, by and among the Issuer, KIC, GSA, KFW and the Reporting Person (as amended, the "Stockholders Agreement"), KIC agreed to use its commercially reasonable efforts so as initially to result in the Issuer's Board of Directors, from and after September 21, 1997, being comprised of such number of directors designated by KIC and such number of directors designated by the Reporting Person as will be in the ratio of four to three (the "Representation Ratio"), but neither KIC nor the Reporting Person is required to vote for a particular designee at any regular or special meeting of the Issuer's stockholders after September 21, 1997. Notwithstanding the foregoing, prior to September 21, 2008, KIC is required to vote all of its shares of Issuer Common Stock to cause the Reporting Person to be elected a director of the Issuer for so long as the Reporting Person owns share of Issuer Common Stock. In addition, the Reporting Person is entitled to attend all meetings of the committees of the Issuer and its subsidiaries' Boards of Directors. During the period September through early December 1997, the Reporting Person was involved in discussions with representatives of KIC concerning possible amendments to or clarification of the provisions in the Stockholders Agreement concerning the Representation Ratio. No agreement with respect to any such amendment or clarification has been reached. The Reporting Person and KIC are not currently involved in such discussions and there can be no assurance that any agreement concerning the Representation Ratio will be reached. On December 19, 1997, at the annual meeting of stockholders of the Issuer (the "1998 Annual Meeting"), three directors were elected, none of whom were nominees of the Reporting Person. On December 19, 1997, the Reporting Person ceased to be a director of the Issuer. As disclosed in the Issuer's Proxy Statement with respect to the 1998 Annual Meeting, the Reporting Person has informed KIC that the Reporting Person considers KIC to be in breach of the Representation Ratio provisions of the Stockholders Agreement and that the Reporting Person may commence legal or other action with respect thereto.

                  The Stockholders Agreement also contained provisions governing the composition of the Issuer's Board of Directors from the date that all necessary governmental approvals have been obtained by KIC and certain related parties (the "Licensing Date") until the earlier of September 21, 1996 or such time as the parties (other than the Issuer) and their affiliates own in the aggregate less than 5% of the Issuer Common Stock on a fully diluted basis (as defined). Prior to the Licensing Date, the Stockholders Agreement contained provisions limiting the Issuer's right to effect certain fundamental transactions including, among others, (i) entering into any merger, consolidation or recapitalization, (ii) a sale, lease, exchange or transfer of all or substantially all of the Issuer's assets, (iii) a purchase, lease or exchange of "material assets" (as defined), (iv) subject to certain exceptions, any change in the Issuer's authorized capital or the creation of any additional class thereof, (v) subject to certain exceptions, any amendment to the Issuer's Articles of Incorporation or Bylaws, (vi) a voluntary dissolution or liquidation of the Issuer, (vii) subject to certain exceptions, any redemptions of equity securities, (viii) the payment of dividends, (ix) the commencement of certain significant business operations, (x) certain related party transactions and (xi) any increase in the Issuer's indebtedness. The Stockholders Agreement also contains provisions limiting or restricting the parties' ability to transfer certain of the Issuer's securities. In addition, the Stockholders Agreement contains mutual rights of first offer and certain tag-along rights in favor of the Reporting Person. The Stockholders Agreement contains a provision whereby KIC, GSA, KFW and certain related persons have provided the Issuer an exclusive right of first refusal, subject to certain exceptions, for all gaming investment opportunities presented to or developed by such persons. Such right terminates at the later of such time as KIC and certain of its affiliates hold less than 5% of the Issuer Common Stock on a fully diluted basis (as defined), or KIC does not have a designee on the Issuer's Board of Directors. The Stockholders Agreement also contains certain registration rights running in favor of KIC, KFW, GSA, the Reporting Person and their respective transferees, including up to four demand registration rights each (and additional demand rights for the Reporting Person under certain circumstances) at the expense of the Issuer, and provisions granting the Reporting Person the right to participate in certain offerings of securities by the Issuer and by KIC and its transferees.

                  Director Agreement. The Reporting Person and the Issuer are parties to an agreement dated as of October 20, 1994 pursuant to which the Reporting Person performs consulting services for the Issuer. The Reporting Person receives $150,000 per annum from the Issuer in compensation for such services. This Agreement is co-terminous with the employment agreement between the Issuer and Mr. Kirschbaum and can only be terminated by the Issuer in the event of a material breach by the Reporting Person of such Agreement.

                  Four Party Agreement and Irrevocable Proxy. In connection with the sale of its Convertible Debentures and as provided in the Kirkland Letter Agreement and GSA Advisory Agreement, an agreement dated September 14, 1993 was signed among the Issuer, the Reporting Person, Kirkland, KIC and GSA (the "Four Party Agreement"), which provided that (i) Kirkland would make or cause to be made an investment of $5,000,000 in the Issuer in exchange for shares of Issuer Common Stock and would deliver a Control Notice, (ii) the Issuer would issue the warrants set forth in the Kirkland Letter Agreement and related exhibits to Kirkland and GSA. In addition, the Four Party Agreement provided that in connection with the sale of the Convertible Debentures, (i) Kirkland, KIC, GSA and the Reporting Person agreed to waive certain piggyback rights with respect to the sale of such securities, and (ii) the Reporting Person agreed that until the first Annual Meeting of Stockholders of the Issuer to be held after the date of such agreement, he would not sell any of his shares of Issuer Common Stock or Warrants and he would vote all shares of Issuer Common Stock owned or controlled by him in favor of the Proposals at such Annual

Meeting, and the Reporting Person delivered his irrevocable proxy to such effect to the Issuer's Board of Directors. Additionally, in the event the Issuer has an insufficient number of shares of Issuer Common Stock required to effect conversion of Convertible Debentures, the Reporting Person agreed to lend the Issuer such number of his shares as may be required to effect such conversions and the Reporting Person, KIC, Kirkland and GSA agreed to forbear the exercise of their respective derivative Issuer securities - all until such time as stockholders authorize additional shares of Issuer Common Stock. A copy of the Four Party Agreement and the Reporting Person's irrevocable proxy were filed as exhibits to Amendment No. 11 to the Reporting Person's Schedule 13D.

                  Video Services, Inc. In March, 1992 the Issuer and the Reporting Person entered into Loan and Warrant Agreements whereby the Reporting Person committed to provide a $6.5 million loan to VSI. As consideration for such commitment, the Issuer issued to the Reporting Person warrants to purchase 200,000 shares of Issuer Common Stock at $2.50 per share, and agreed to issue an additional warrant to purchase 1.8 million shares of Issuer Common Stock at $2.50 per share upon complete funding of the loan. The additional warrant to purchase 1.8 million shares of Issuer Common Stock was issued to the Reporting Person on October 31, 1993. This loan has been repaid in full.

Item 7.  Material to Be Filed as Exhibits.

         7.1 Agreement dated September 22, 1983 between the Issuer and Omega Enterprises, Inc. (exhibit to Statement on Schedule 13D filed January 9, 1984).

         7.2 Stock Purchase Agreement dated May 2, 1988 between the Issuer and Alfred H. Wilms (exhibit to Amendment No. 6 to Schedule 13D, filed June 27,
1988).

         7.3 Agreement dated June 20, 1988 among Elizabeth M. Fulton, the Issuer and Alfred H. Wilms (exhibit to Amendment No. 7 to Schedule 13D, filed July 7,
1988).

         7.4 Stock Purchase Agreement dated April 30, 1990 between the Issuer and Alfred H. Wilms (exhibit to Amendment No. 8 to Schedule 13D, filed June 8,
1990).

         7.5 Loan Agreement from Banque Bruxelles Lambert S.A. to Alfred H. Wilms (exhibit to Amendment No. 9 to Schedule 13D, filed November 19, 1990).

         7.6 Letter Agreement, dated June 25, 1993, among United Gaming, Inc., Kirkland-Ft. Worth Investment Partners, L.P., Kirkland Investment Corporation and, as to certain provisions, Mr. Alfred H. Wilms, including Exhibit A (form of Securities Purchase Agreement), Exhibit B (form of Stockholders Agreement), Exhibit C (form of Certificate of Designations of Non-Voting Junior Convertible Special Stock) and Exhibit D (form of Warrant Agreement) and Exhibit E (form of press release) thereto (exhibit to Amendment No. 10 to Schedule 13D filed June 30, 1993).

         7.7 Advisory Agreement, dated June 25, 1993, among United Gaming, Inc., Gaming Systems Advisors, L.P. and, as to certain provisions, Mr. Alfred H. Wilms, including Exhibit A (form of Warrant Agreement) and Exhibit B (form of press release) thereto (exhibit to Amendment No. 10 to Schedule 13D filed June 30, 1993).

         7.8 Agreement delivered September 21, 1993 among Kirkland, KIC, GSA and the Reporting Person (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

         7.9 Stockholders Agreement dated September 21, 1993 (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

         7.10 Irrevocable Proxy (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

         7.11 Amended Warrant Agreement between the Reporting Person and the Issuer (exhibit to Amendment No. 11 to Schedule 13D, filed September 30, 1993).

         7.12 Amendment Agreement dated as of October 20, 1994 to the Stockholders Agreement dated September 21, 1993 (incorporated by reference to exhibit 10.13 to the Issuer's Annual Report on Form 10-K for the year ended June 30, 1997).

         7.13 Director Agreement dated as of October 20, 1994 between the Reporting Person and the Issuer.

         7.14 Letter Agreement dated March 3, 1996 between the Reporting Person and Kirkland Investment Corporation.

                                       11
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

January 20, 1998

                                       By  /s/ Alfred H. Wilms
                                           ------------------------------------
                                           Name: Alfred H. Wilms